SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING LAUNCH OF FLET’S HIKARI NEXT AND OTHER NEXT-GENERATION NETWORK COMMERCIAL SERVICES BY NTT WEST

On March 28, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning launch of FLET’S Hikari Next, a Next-Generation Network (“NGN”) service, by Nippon Telegraph and Telephone West Corporation (“NTT West”). NTT West is a wholly-owned subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: April 1, 2008

Mar 28, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice concerning Launch of FLET’S Hikari Next and other Next-Generation Network

Services by NTT West

Nippon Telegaph and Telephone Corporation (“NTT”) hereby announces the announcement made by its subsidiary, Nippon Telegraph and Telephone West Corporation, of launch of FLET’S Hikari Next and other NGN commercial services.

For further inquiries please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589

March 28, 2008

NTT West to Launch FLET’S Hikari Next

and Other Next-Generation Network Commercial Services

In order to meet the increasingly diversified needs of customers in the wake of rapid developments in IT and broadband services, NTT West, in addition to its existing best efforts services, will provide a variety of services (including FLET’S Hikari Next and Hikari Denwa) with broadband QoS*1 which can only be achieved with the next-generation network (“NGN”*2).

Further, while our wide-area Ethernet services have been limited to intra-prefecture communication, we will now provide, as described below, “Business Ethernet Wide”, a new wide-area Ethernet service enabling inter-prefecture communication.

*1:	In addition to our existing best effort class services, network control functions will enable stable broadband QoS communication services.
*2:	NGN is the existing IP communication networks (regional IPs network and Hikari Denwa network) upgraded for greater speed and capacity. This will be established separately from the existing telephone network.

1. New Services

(1) Optical broadband services

•	FLET’S Hikari Next (see Exhibit 1 for details)

(2) Optical telephone services

•	Hikari Denwa (see Exhibit 2 for details)

•	Hikari Denwa Office Type (see Exhibit 2 for details)

(3) Services for corporate customers

•	Business Ethernet Wide (see Exhibit 3 for details)

•	FLET’S VPN Gate (see Exhibit 4 for details)

(4) Services for content provides

•	Business Ethernet Wide (see Exhibit 5 for details)

•	Services for Digital Terrestrial Television IP Retransmission Companies (see Exhibit 6 for details)

2. Launch Date

We will begin accepting applications from customers in the services areas starting Monday, March 31, 2008 and will commence provision of services in stages.

3. Discount Campaigns for FLET’S Hikari Next and Other Services

Various discount Campaigns will be applicable to applications received starting Monday, March 31, 2008 (see Exhibit 7 for details)

4. Network Opening

Please see Exhibit 8 for the interface conditions for usage of the NGN.

Media inquiries concerning this matter

NTT West Service Creation Department Tel: 06-4793-5771

<Exhibit 1>

FLET’S Hikari Next and other services

1. Outline of Service

	FLET’S Hikari Next

Using subscriber optical fiber, it connects to subscriber’s Internet service provider (“ISP”) through NTT West’s NGN; in addition, it will provide new access services having security functions as well as QoS functions. For single-dwelling units, this service is called “FLET’S Hikari Next Family Type.” For multi-dwelling units, this is called “FLET’S Hikari Next Mansion Type”.

For both FLET’S Hikari Next Family Type and FLET’S Hikari Next Mansion Type, subscriber optical fiber segment will be shared by multiple customers, with maximum uplink and downlink of 100 Mbps*1.

*1:	Actual speed may vary depending on a subscriber’s network environment and line traffic. No guarantee that the maximum speed will be attained is provided.

‚	Overview of additional services and functions of FLET’S Hikari Next

While FLET’S Hikari Next security functions is available for single-license use, customers with multiple computers are offered “Security Function License Plus”, which allows for additional licenses. We also offer a “bandwidth-guaranteed function” to enable use of bandwidth guaranteed services from content providers.

Further, we will offer a “24-hour Repair Option” and “Remote Support Service” so that subscribers can use their services with greater security and peace of mind. “FLET’S Spot”, a public wireless LAN service at train stations, cafes, and other places which allows the Internet access outside home will also be provided.

2. Service Charge

(1) FLET’S Hikari Next monthly charge

Service	Rates
	Basic monthly charge	Basic monthly charge (When FLET’S Atto Discount *2 applied)	ONU usage fee or equipment usage fee	Internal wiring usage charge
FLET’S Hikari Next Family Type (for single-dwelling unit)	¥4,300 (including tax: ¥4,515)	¥3,870 (including tax: ¥4,063.5)	¥900 (including tax: ¥945)	¥200 *3 (including tax: ¥210)
FLET’S Hikari Next Mansion Type (for multi-dwelling unit)
Mini (where at least six subscribers are expected from the same multi-dwelling unit)
VDSL	¥3,900 (including tax: ¥4,095)	¥3,510 (including tax: ¥3,685.5)	¥600 (including tax: ¥630)	—
LAN			—	—
Plan 1 (where at least eight subscribers are expected from the same multi-dwelling unit)
Optical cables	¥ 3,100 (including tax: ¥3,255)	¥ 2,790 (including tax: ¥2,929.5)	¥ 900 (including tax: ¥945)	—
VDSL			¥ 600 (including tax: ¥630)	—
LAN			—	—
Plan 2 (where at least ten subscribers are expected from the same multi-dwelling unit)
Optical cables	¥ 2,600 (including tax: ¥2,730)	¥ 2,340 (including tax: ¥2,457)	¥ 900 (including tax: ¥945)	—
VDSL			¥ 600 (including tax: ¥630)	—
LAN			—	—

*2:	A 10% discount is applied to monthly charge (basic fee) for two consecutive years of subscription. Additional charge will be required if unsubscribed within two years.
*3:	Depending on the condition of facilities in apartments and buildings, an additional interior wiring usage charge (additional amount) of ¥800 (including tax: ¥840) may be required.
-	Among the basic functions of FLET’S Hikari Next is FLET’S Number Notification. FLET’S Number Notification notifies the connection destination (ISP, etc.) of the “customer ID” assigned to each customer’s line. For “customer ID”, please see “introduction to the start of communication” sent by NTT West after subscribing.
-	For Internet use, in addition to the above monthly usage fees, customers will also have to pay separate ISP usage fees.

(2) Monthly charge for additional service functions

Service	Monthly charge
Security Function License Plus*4	¥420 per license (including tax: ¥441)
Bandwidth-Guaranteed Function*5	¥200 (including tax: ¥210)
24-hour Repair*6 Option
FLET’S Hikari Next Family Type	¥3,000 yen (including tax: ¥3,150)
FLET’S Hikari Next Mansion Type	¥2,000 (including tax: ¥2,100)
Remote Support*7 Service
Telephone Support, Remote Support	¥500 per line (including tax: ¥525 per line)
Online Computer Class	¥1,800 per session (including tax: ¥1,890 per session)
Onsite Support	¥7,000 and up per session (including tax: ¥7,350 yen and up per session)*8
FLET’S Spot	¥800 (including tax: ¥840)

*4:	The maximum number of additional licenses is 19.
*5:

To use the Bandwidth-Guaranteed Function, at present, subscription to Hikari Denwa (¥500 per month (including tax: ¥525 per month)) and Hikari Denwa Multiple Channels (¥200 per month (including tax: ¥210 per month) are required. During this period, the monthly charge for the Bandwidth-Guaranteed Function will not be applicable. The Bandwidth-Guaranteed Function for FLET’S Hikari Next is available only for communications with businesses subscribing Bandwidth-Guaranteed Service Menu on FLET’S Cast.

*6:	Repair service 24 hours a day, 365 days a year, for access line outages.
*7:	The “Remote Support Service”, for customers using “FLET’S Hikari Next”, uses such means as remote access for rapid resolution of troubles such as Internet and terminal settings or malfunctions. A “Remote Support Service” subscription is required to enroll in the “Online Computer Class and Onsite Support” service.
*8:	This is an example of typical service fees (example: printer settings: ¥3,500 (including tax: ¥3,675). Service fees will vary according to settings. In addition, a basic labor charge of ¥3,500 (including tax: ¥3,675) will be added to the service fees per dispatch.

(3) Initial charges for FLET’S Hikari Next

•	Subscription Fee ¥800 (including tax: ¥840)

Service	Engineering charge*[9]
FLET’S Hikari Next Family Type	¥27,100 (including tax: ¥28,455)
FLET’S Hikari Next Mansion Type
Mini
VDSL	¥27,800 (including tax: ¥29,190)
LAN	¥16,200 (including tax: ¥17,010)
Plan 1
Plan 2
Optical line	¥27,100 (including tax: ¥28,455)
VDSL	¥20,000 (including tax: ¥21,000)
LAN	¥11,900 (including tax: ¥12,495)

*9: These are examples of typical engineering charges. Engineering charges may vary depending on type of work required. Further, prescribed engineering charges will be required for additional work.

(4) Initial charges for additional services and functions

Service	Engineering charge*[10]
Security Function License Plus	¥2,000 (including tax: ¥2,100)
Bandwidth-Guaranteed Function	¥2,000 (including tax: ¥2,100)
24-hour Repair Option	No charge
Remote Support Service	No charge
FLET’S Spot	¥2,000 (including tax: ¥2,100)

*10:	These are examples of typical engineering charges. Engineering charges may vary depending on type of work required. Further, prescribed engineering charges will be added for additional work.

3. Service Areas

Services will initially be available in certain parts of Osaka, and the service area is planned to expand in stages to the current FLET’S Hikari Premium service area (see Exhibit 1-1 for details).

4. Applications and Inquiries

Placing applications and inquiries via telephone

0120-116116 (this number can be reached from cell phones and PHS as well)

Hours: 9:00 – 21:00

(Available also Saturdays, Sundays, and holidays except for the New Year holidays from December 29 to January 3)

*   This number cannot be reached from outside the NTT West service area.

<Exhibit 1-1>

“FLET’S Hikari Next” Service Area

We will begin offering FLET’S Hikari Next in parts of the following districts (districts using the following local telephone exchange numbers).

Prefecture	City, district	Area code	Local telephone exchange number
Osaka	Osaka (Chuo-ku, Kita-ku, Fukushima-ku)	06	4790-4799, 6105, 6133, 6341-6348, 6440, 6442, 6450-6458, 6910, 6920, 6937, 6940-6949, 6966

*	Even if an area falls within the service area, depending on such factors as facility conditions, customers may have to wait until the service is provided or may not be able to receive services.

<Exhibit 2>

“Hikari Denwa” and “Hikari Denwa Office Type”

1.	Outline of Service

For customers using Hikari Denwa/Hikari Denwa Office Type services through FLET’S Hikari Next, in addition to services currently available with Hikari Denwa/Hikari Denwa Office Type, we will offer new services such as High-Quality Telephony with clearer audio quality, and broadband (SD quality) videophone services providing images with smooth natural movement.

Voice Communication (Standard Quality, High Quality)

:High-quality telephony
:Standard-quality telephony
NGN (NTT West)
Phone network/other providers' networks
Mobile phone network
NGN (NTT East)
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Subscriber phone
Mobile phone
High-quality telephone -enabled phones
High-quality telephone -enabled phones
High-quality telephone -enabled phones

Videophone Services (Standard Quality・SD-Equivalent Quality)

:Videophone with SD-equivalent quality
:Videophone with standard quality
NGN (NTT West)
Phone network./other providers' networks
Mobile phone network
NGN (NTT East)
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Videophone-compatible mobile phones
Videophone-compatible terminals
Videophone-compatible terminals
Videophone-compatible terminals
*As of March 2008, NTT DoCoMo's FOMA phones are videophone-compatible.

2.	Service Charge

(1) Monthly service charge

Service	Outline	Monthly charge
Hikari Denwa *1	Optical IP telephone service for one channel and one telephone number (up to two channels and five telephone numbers are available as additional service options)	Hikari Denwa A (Ace) *2	¥1,500 (including tax: ¥1,575)
		Greater Peace of Mind Plan *3	¥3,900 (including tax: ¥4,095)
		Peace of Mind Plan *4	¥1,400 (including tax: ¥1,470)
		Basic Plan	¥500 (including tax: ¥525)
Hikari Denwa Office Type *1	Optical IP telephone service for three channels and one telephone number (up to eight channels and 32 telephone numbers are available as additional service options)	¥1,300 (including tax: ¥1,365)

*1:	To use this service, customers must subscribe to FLET’S Hikari Next Family Type or FLET’S Hikari Next Mansion Type. Further, customers must use a Hikari Denwa compatible device.

As with current “Hikari Denwa/Hikari Denwa Office Type” services, such additional services as “Number Display” and “Voice Warp” are available (Once ready, we will offer “Free Access Hikari Wide” and “Specified Number Notification Service”).

Users of Hikari Denwa/Hikari Denwa Office Type through FLET’S Hikari Next will be charged a monthly multiple channel service fee (per channel) of ¥200 (including tax: ¥210) for Hikari Denwa and ¥400 (including tax: ¥420) for Hikari Denwa Office Type.

*2:	The plan offers a package of six other additional services such as Number Display and ¥480 (including tax: ¥504) call charges.
*3:	The plan includes call charges of ¥4,800 (including tax: ¥5,040)
*4:	The plan includes call charges of ¥1,280 (including tax: ¥1,344)

(2) Main call charges

Call Rate Category		Rates
Voice calls	Standard-quality telephony services	¥8/3 min. *6 (including tax: ¥8.4/3 min.)
High-quality telephony service *5
Videophone *5	Standard-quality/SD-equivalent quality (bandwidth upto 2.6Mbps)	¥15/3 min.*[7] (including tax: ¥15.75/3)

*5:	To use High-Quality Telephony and videophone service, a compatible device will be required along with the subscription (There is no additional monthly service fee or installation fee required).

High-Quality Telephony can only be used for calls to other Hikari Denwa/Hikari Denwa Office Type users of FLET’S Hikari Next provided by either NTT East or NTT West. The videophone service can only be used for calls to other Hikari Denwa/Hikari Denwa Office Type users of FLET’S Hikari Next provided by either NTT East or NTT West. Further, in addition to the above, videophone service (standard quality) can be used for calling videophone enabled cell phone services (as of March 2008, NTT DoCoMo FOMA services are videophone enabled).

*6:	For calls to Hikari Denwa, subscriber phones, and INS Net.

For calls to cell phones, the charges are the same as the current rate for Hikari Denwa/Hikari Denwa Office Type.

*7:	For calls to Hikari Denwa.

Call charges for calls to cell phones (standard quality) are ¥30 per 60 seconds (including tax: ¥31.5 per 60 seconds). Further, videophone call charges above SD quality (bandwidth exceeding 2.6Mbps) are ¥100 per three minutes (including tax: ¥105 per three minutes).

(3)	Initial charges

Service	Engineering charge
Hikari Denwa	¥8,000 (including tax: ¥8,400) *[8]
Hikari Denwa Office Type	¥12,000 (including tax: ¥12,600) *[8]

*8:	Includes ¥1,000 yen (including tax: ¥1,050) engineering fee for discontinuation of subscriber telephones. This is an example of typical engineering charges. Engineering charges may vary depending on type of work required. Further, prescribed engineering charges will be added for additional work.

3.	Service Area

Along with FLET’S Hikari Next Family Type and Mansion Type, services will initially be available in certain parts of Osaka. The service area is planned to expand thereafter in stages to the current FLET’S Hikari Premium service area.

4.	Applications and Inquiries

Placing applications and inquiries via telephone

0120-116116 (accessible by cell phones and PHS)

Hours: 9:00 – 21:00

(Available also Saturdays, Sundays, and holidays except for the New Year holidays from December 29 to January 3)

*	This number cannot be reached from outside the NTT West service area.

<Exhibit 3>

“Business Ethernet Wide”

1.	Outline of Service

Until now, our wide area Ethernet services have enabled the construction of a communication group within a given prefecture. To meet the needs of customers wanting to build communication groups that extend across multiple prefectures, we will now offer “Business Ethernet Wide”, a new bandwidth-guaranteed wide area Ethernet service that enables inter-prefecture communication.

The service aims to increase reliability by redundancy in network relay segments and redundant access segment menus (dual access).

Further, using Ether OAM technology*1 we will monitor each customer’s lines, and notify customers when outages arise, and otherwise provide high-quality, highly-reliable service emphasizing meticulous maintenance and monitoring, and will establish the highest “service level agreement” standards in the industry for “outage recovery time”, “delay time”, and “utilization rates”.

Going forward, we plan to provide services enabling monitoring of customer terminals as well.

*1:	A new standardized technology for Ethernet operation, administration and maintenance. This technology enables periodic tests for connectivity and communication confirmation, and tests for specified segments.

2.	Service Charge

For details, please see Exhibit 3-1.

3.	Service Area

Service will initially be available in parts of Osaka and extend in stages thereafter.

4.	Applications and Inquiries

Please contact any NTT West sales associate.

For inquires via the Internet:

URL: https://www.ntt-west.co.jp/datatop/inquiry/

<Exhibit 3-1>

(1)	Subscription unit

One subscription per communication group

(2)	Monthly rates

 Relay equipment usage fee

For each access product, total of up to 1G bps	¥141,000 (including tax: ¥148,050)

‚ Access line usage fees

Product	Dual access	Single access
1Mbps	¥26,000 (including tax: ¥27,300)	¥13,000 (including tax: ¥13,650)
10Mbps	¥39,000 (including tax: ¥40,950)	¥24,000 (including tax: ¥25,200)
100Mbps	¥110,000 (including tax: ¥115,500)	¥90,000 (including tax: ¥94,500)
1Gbps	¥395,000 (including tax: ¥414,750)	¥360,000 (including tax: ¥378,000)

ƒ Intra-prefecture relay line usage fees

Product	Monthly charge
10Mbps	¥80,000 (including tax: ¥84,000)
100Mbps	¥120,000 (including tax: ¥126,000)
200Mbps	¥240,000 (including tax: ¥252,000)
300Mbps	¥360,000 (including tax: ¥378,000)
400Mbps	¥480,000 (including tax: ¥504,000)
500Mbps	¥600,000 (including tax: ¥630,000)
600Mbps	¥720,000 (including tax: ¥756,000)
700Mbps	¥840,000 (including tax: ¥882,000)
800Mbps	¥960,000 (including tax: ¥1,008,000)
900Mbps	¥1,080,000 (including tax: ¥1,134,000)
1G bps	¥1,200,000 (including tax: ¥1,260,000)

„ Inter-prefecture relay line usage fees

Product	Monthly charge
10Mbps	¥120,000 (including tax: ¥126,000)
20Mbps	¥200,000 (including tax: ¥210,000)
30Mbps	¥300,000 (including tax: ¥315,000)
40Mbps	¥400,000 (including tax: ¥420,000)
50Mbps	¥500,000 (including tax: ¥525,000)
100Mbps	¥600,000 (including tax: ¥630,000)
200Mbps	¥900,000 (including tax: ¥945,000)
300Mbps	¥1,300,000 (including tax: ¥1,365,000)
400Mbps	¥1,700,000 (including tax: ¥1,785,000)
500Mbps	¥2,100,000 (including tax: ¥2,205,000)
1G bps	¥2,500,000 (including tax: ¥2,625,000)

… Inter-company relay line usage fees

Product	Monthly charge
10Mbps	¥80,000 (including tax: ¥84,000)
20Mbps	¥100,000 (including tax: ¥105,000)
30Mbps	¥200,000 (including tax: ¥210,000)
40Mbps	¥300,000 (including tax: ¥315,000)
50Mbps	¥400,000 (including tax: ¥420,000)
100Mbps	¥500,000 (including tax: ¥525,000)
200Mbps	¥600,000 (including tax: ¥630,000)
300Mbps	¥700,000 (including tax: ¥735,000)
400Mbps	¥800,000 (including tax: ¥840,000)
500Mbps	¥900,000(including tax: ¥945,000)
1G bps	¥1,000,000(including tax: ¥1,050,000)

† Optical network unit usage fees

Product	Dual access	Single access
1Mbps•10Mbps•100Mbps	¥2,000 (including tax: ¥2,100)	¥1,000 (including tax: ¥1,050)
1G bps	¥10,000 (including tax: ¥10,500)	¥5,000 (including tax: ¥5,250)

‡ Main optional service usage fees

Type	Applicable unit	Monthly charge
QoS control	Per access line	¥10,000 (including tax: ¥10,500)
Subgroup setting	Per subgroup*2	¥2,000 (including tax: ¥2,100)

*2:	Applies to each subgroup over one.

(3)	Initial expense

Subscription fee: 800 yen (840 yen including tax)

Item		Engineering charge
Access Line	Dual Access	¥53,200*3 (including tax: ¥55,860)
	Single Access	¥27,100*3 (including tax: ¥28,455)
Each Relay Line, Additional Functions		¥2,000*3 (including tax: ¥2,100)

*3:	This is a typical example of engineering charges. Engineering charges may vary depending on the type of work required. Additional work will be subject to additional prescribed engineering charges.

<Exhibit 4>

“FLET’S VPN Gate”

1. Outline of Service

This is a new VPN service that, by connecting a customer’s network and servers to the lines of “FLET’S VPN Gate” subscribers, achieves center-end communication between corporate customers and “FLET’S VPN Gate” subscribers.

The service enables the easy construction of private network with offices using “FLET’S Hikari Next”, and is designed for businesses in communications business and other corporate customers.

As an option function enabling use of “FLET’S VPN Gate” with greater peace of mind and security, the service offers a “line data forwarding function,” which forwards the “customer ID”, which is assigned to each “FLET’S Hikari Next” line, to a customer-authentication server.

We also plan to offer “FLET’S VPN Wide,” which will enable easy construction of a low-cost private network among “FLET’S Hikari Next” subscribers.

*1:	In this format, connection with customer servers is made in the housing space of a building where the service is provided.
*2:	In this format, connection with customer servers is made inside the service area of a building where the service is provided.

2. Service Charge

(1)	Monthly charge

Service	Menu	Monthly charge
FLET’S VPN Gate
Basic functions
100M Menu In-bureau connection *3
	Intra-prefecture	¥550,000 (including tax: ¥577,500)
	Western Japan	¥1,530,000 (including tax: ¥1,606,500)
1G Menu
Basic 100Mbps in-bureau connection type*3 *4
	Intra-prefecture	¥550,000 (including tax: ¥577,500)
	Western Japan	¥1,530,000 (including tax: ¥1,606,500)
Each additional 100 Mbps
	Intra-prefecture	¥66,000 (including tax: ¥69,300)
	Western Japan	¥1,046,000 (including tax: ¥1,098,300)
Optional function
Line data forwarding
	100M Menu	¥9,800 (including tax: ¥10,290)
1G Menu
	Basic 100Mbps	¥9,800 (including tax: ¥10,290)
	Each additional 100Mbps	¥9,800 (including tax: ¥10,290)

*3:	For station connection type services for the 100M and 100G menus, a contract and fees for housing are required separately.
*4:	For service area type connection services, ¥20,000 (including tax: ¥21,000) is additionally required.

(2)	Initial Charges

Service	Engineering charge
FLET’S VPN Gate	¥11,000*5 (including tax: ¥11,550)

*5:	This is an example of typical engineering charges for new subscriptions with the 100M menu (intra-prefecture); depending on the type of work required, charges may vary.

3. Service Areas

Service will be initially available from a facility within the City of Osaka designated by NTT West. The service area will expand in stages thereafter. Areas for which “FLET’S VPN Gate” is available are the “FLET’S Hikari Next” service areas.

4. Applications and Inquiries

Please inquire with our sales representatives.

For Internet inquiries:

http://flets-w.com/next/vpngate/index.html

<Exhibit 5>

FLET’S Cast

1. Outline of Service

This service for content providers connects their distribution servers to the NGN, enabling the distribution of movies, music and other content to “FLET’S Hikari Next” customers using the IPv6 addresses.

In addition to best effort communication services, we will provide bandwidth-guaranteed communications *[1], which enables distribution of content without being affected by other traffic.

*1:	Guaranteed bandwidth communications is available only with Unicast.

*2:	Set-Top Box

2. Service Charge

(1) Monthly charge

Service	Menu	Monthly rate
FLET’S Cast	Best effort communication
1Gbps *3
	Single class	¥2,800,000 (including tax: ¥2,940,000)
	Dual class	¥5,600,000 (including tax: ¥5,880,000)
Multicast function usage charge (Basic charge)
	1Gbps	¥2,500,000 (including tax: ¥2,625,000)
	Multicast function usage charge (Additional charge)	¥200*3/ no. of distribution circuits (including tax: ¥210)
Bandwidth guaranteed communication
1Gbps
	Single class	Business user charges are set (Example) ¥3,000,000 + charges for usage exceeding a certain level *4 (including tax: ¥3,150,000 + usage charges)

*	3: Multicast communication usage charges (additional charges) will not be subject to per-diem calculations.
*	4: Please inquire with our sales representatives.
-	Use of the above menu will require service fees as well as separate charges for housing.

(2) Initial charges

Service	Engineering costs*5
FLET’S Cast	¥7,000 (including tax: ¥7,350)

*	5: This is an example of typical charges for installation of best-effort type 1Gbps single class service; depending on the work required, charges may vary.

3. Service Areas

Service will be initially available from a facility within the City of Osaka designated by NTT West. Areas for which content distribution is available are the “FLET’S Hikari Next” service areas.

4. Applications and Inquiries from Content Provider

Please inquire with our sales representatives.

For Internet inquiries:

https://inq.customer.ntt-west.co.jp/sendform_v6.html

<Exhibit 6>

Services for Digital Terrestrial Television IP Retransmission Providers

1. Outline of Service

Using the bandwidth-guaranteed function, we will provide services for retransmission to enable IP retransmission of terrestrial digital television.

2. Service Charge

Service	Monthly charge and initial costs
Services for digital terrestrial television IP retransmission providers	Set charges for each retransmission provider

3. Service Areas

Service will be initially available from a facility within the City of Osaka designated by NTT West. The service area will gradually expand in stages thereafter. Areas for which retransmission is available are the “FLET’S Hikari Next” service areas.

4. Applications and Inquiries by Retransmission Service Provider

For Internet inquiries:

https://inq.customer.ntt-west.co.jp/sendform_v6.html

<Exhibit 7>

Various Discount Campaigns for “FLET’S Hikari Next”

NTT West has been implementing a variety of campaigns for FLET’S Hikari services. NTT West will also implement discount campaigns for FLET’S Hikari Next, which will commence services on March 31, 2008, to enable more customers to use these services.

1. Discount Campaigns for “FLET’S Hikari Next”

(1) FLET’S Hikari Next

(i) “Free Initial Engineering Fee Campaign” and “Free Relocation Engineering Fee Campaign”

During the campaign period, customers who apply for new installation or service relocation for “FLET’S Hikari Next Family Type” or “FLET’S Hikari Next Mansion Type” will receive initial installation or relocation installation for free.

Example of fees during campaign

	Engineering charges after discount	Standard Engineering charges
FLET’S Hikari Next	Free	¥27,100*1 (including tax: ¥28,455)

*1	For “FLET’S Hikari Next Family Type”

(ii) Hikari Gutto Waribiki

During the campaign period, customers who apply for new installation for “FLET’S Hikari Next Family Type” and are in the “Hikari Gutto Waribiki” area will receive services at a discounted rate for up to one year.

Example of fees during campaign

		Fees during campaign (up to 12 months from start of service)	Standard monthly charges (reference)
FLET’S Hikari Next Family Type	Monthly charges	¥3,000 (including tax: ¥3,150)	¥4,300 (including tax: ¥4,515)
	Optical network unit usage charges	Free	¥900 (including tax: ¥945)

(iii) “One Month Free Campaign”

During the campaign period, customers who apply for new installation of “FLET’S Hikari Next Family Type”*2 or “FLET’S Hikari Next Mansion Type” will receive one month of service without monthly charges.

Example of fees during campaign

	Monthly charges after discount	Standard monthly charges (reference)
FLET’S Hikari Next	One full month free starting from service start date	¥3,100 *3 (including tax: ¥3,255)

*2:	Applicable to subscribers outside the “Hikari Gutto Waribiki” area.
*3:	In the case of “FLET’S Hikari Next Mansion Type (Plan 1)”

(2) “FLET’S Hikari Next: Additional Services and Functions”

(i) “Two Months Free Campaign” for “Security Function License Plus”

During the campaign period, customers make new or additional subscriptions to “Security Function License Plus” will receive two months of service without monthly charges.

Example of fees during campaign

	Monthly charges after discount	Standard monthly charges (reference)
Security Function License Plus	Two full months free starting from service start date	¥420/license (including tax: ¥441)

(ii) “One Month Free Campaign” for “FLET’S Spot”

During the campaign period, customers who apply for new “FLET’S Spot” service will receive one month of service without monthly charges.

Example of fees during campaign

	Monthly charges after discount	Standard monthly charges (reference)
FLET’S Spot	One full month free starting from service start date	¥800 *4 (including tax: ¥840)

*4: For “FLET’S Hikari Next” subscribers

(iii) “Free Engineering Charges and Discount Campaign” for “FLET’S Spot” and “Security Function License Plus”

During the campaign period, customers who apply for new “FLET’S Spot” service and “Security Function License Plus” will receive discounts on Engineering charges on those services.

Example of fees during campaign

		Engineering charges during campaign	Standard Engineering charges
FLET’S Spot and Security Function License Plus	For subscribers applying at same time for FLET’S Hikari Next	Free *5	¥1,000*5 (including tax: ¥1,050)

	For subscribers applying after start of FLET’S Hikari Next	¥1,000 (including tax: ¥1,050)	¥2,000 (including tax: ¥2,100)

*5	When subscription to “Security Function License Plus” is made simultaneously with “FLET’S Hikari Next”, installation is free, even without a campaign.

(iv) “FLET’S Spot” MAC address addition/change fee discount campaign

During the campaign period, customers who apply for addition or change of MAC address will receive discounts on fees.

Example of fees during campaign

	Fees after discount	Standard fees (reference)
FLET’S Spot	¥1,000 (including tax: ¥1,050)	¥2,000 (including tax: ¥2,100)

2. Discount Campaigns for “Hikari Denwa”

(i) Hikari Denwa compatible equipment free installation campaign

During the campaign period, new subscribers to “Hikari Denwa” services will receive free installation of “Hikari Denwa” compatible equipment.

Example of fees during campaign

	Installation charges after discount	Standard installation charges (reference)
Hikari Denwa compatible equipment	Free	¥4,000 (including tax: ¥4,200)

(ii) “Hikari Denwa A (Ace)” free installation campaign

During the campaign period, “Hikari Denwa” subscribers who upgrade to “Hikari Denwa A (Ace)” services will receive a discount on installation.

Example of fees during campaign

	Installation charges after discount	Standard installation charges (reference)
Hikari Denwa A (Ace)	¥1,000 (including tax: ¥1,050)	¥2,000 (including tax: ¥2,100)

*	For details on any of the campaigns, please see our official site, http://flets-w.com/

3. Application Period Eligible for Discounts

Monday, March 31, 2008, to Saturday, May 31, 2008

-	Except for the “Hikari Denwa A (Ace)” Free Installation Campaign, if service is not initiated by August 31, 2008, for reasons of the subscriber, these discounts will not apply.
-	For “Hikari Denwa A (Ace)” services must commence by May 31, 2008.

4. Applications and Inquiries

Placing applications and making inquiries by phone

Phone number: 0120-116116 (accessible by cell phone and PHS)

Hours: 9:00 am to 9:00 pm, including weekends and holidays (except for the New Year holidays from December 29 to January 3)

* This number cannot be reached from outside the NTT West service area.

<Exhibit 8>

Open Networks

Interface and other interconnection conditions for commencement of NGN services are listed below.

(1) Interface requirements (UNI) for using optical broadband service and Hikari Denwa service

Services	Interface Requirements
FLET’S Hikari Next (Exhibit 1)

As shown in the technical reference materials found at:

http:// www.ntt-west.co.jp/ngn/business/index.html

(We plan to upload on March 31, 2008, the latest technical reference materials upon commencement of sales)

Hikari Denwa / Hikari Denwa Office Type (Exhibit 2)

As shown in the technical reference materials found at:

http:// www.ntt-west.co.jp/ngn/business/index.html

(We plan to upload on March 31, 2008, the latest technical reference materials upon commencement of sales)

(2) Interface requirements (UNI) for using corporate services

Services	Interface Requirements
Business Ethernet Wide (Exhibit 3)

As shown in the technical reference materials found at:

http:// www.ntt-west.co.jp/ngn/business/index.html

(We plan to upload on March 31, 2008, the latest technical reference materials upon commencement of sales)

FLET’S VPN Gate (Exhibit 4)

As shown in the technical reference materials found at:

http:// www.ntt-west.co.jp/ngn/business/index.html

(We plan to upload on March 31, 2008, the latest technical reference materials upon commencement of sales)

(3) Interface requirements (SNI) for using contents provider services

Services	Interface Requirements
FLET’S Cast (Unicast / Multicast) (Exhibit 5)

As shown in the technical reference materials found at:

http:// www.ntt-west.co.jp/ngn/business/index.html

(We plan to upload on March 31, 2008, the latest technical reference materials upon commencement of sales)

(4) Interface requirements (NNI) for using telecommunications business services

Function	Interface Requirements	Connection Fees
Interactive communications	As shown in the technical reference materials found at: http://www.ntt-west.co.jp/open/ngn/interface.html	• No connection charge will be set. • However, charges apply for equipment required for NGN connection.
LAN communications (Ethernet communications)

ISP connection	As shown in the technical reference materials found at: http://www.ntt-west.co.jp/open/songo-yakkan/yakkan/sitei_index.html#menn03 (We provide 1G and 10G interface ISP connectivity functions.)	• Same connection fees as for current regional IP networks. • However, we have provisionally reduced some of the charges for equipment required for NGN connection. *1

IGS connection *2	As shown in the technical reference materials found at: http://www.ntt-west.co.jp/open/songo-yakkan/yakkan/sitei_index.html#menn03 (Same as current Hikari Denwa network interface requirements.)	Same as current Hikari Denwa network connection fees.

*1	The charge reductions are as follows:

Eligible	businesses: ISPs currently connected to a regional IP network that, as a general rule, had applied for NGN connection by the time the POI building launched.
Amount	of reduction: For each ISP and for each POI building, charges on IF packages for the minimum connection equipment required for NGN connection.
Period	of reduction: The first three years of service.

*2	Businesses already connected to existing Hikari Denwa do not need to apply for connection to Hikari Denwa using NGN.

*	Please contact us directly regarding connections other than the above.

(Reference) NGN Connection Interfaces.